www.linkedin.com/in/lynette-shy
(LinkedIn)
www.confluence-arts.com/
(Company)

Top Skills

Audience Development
Analytical Skills
Event Marketing Strategy

Certifications

Certified Tourism Ambassador (CTA)

Lynette Shy

Arts Strategy & Growth Partner | Building Systems, Audiences, and Revenue
Columbus, Ohio Metropolitan Area

Summary

I help arts organizations grow audiences, revenue, and capacity by combining strategy, systems, and hands-on execution.

- Audience Growth – Proven strategies to engage communities and sell tickets, memberships, and more.
- Revenue Building – Campaigns and systems designed to meet and exceed your goals.
- Marketing Leadership – Acting as a fractional marketing director and supporting your team.
- Systems & Structure – Tools and workflows that make marketing manageable (and even enjoyable).

Let's Chat - I love exploring new ways to strengthen the arts and support the people behind the work.

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Experience

Confluence Arts Solutions
CEO & Founder
June 2021 - Present (4 years 5 months)
Columbus, Ohio, United States

Founded and lead a full-support marketing firm serving arts and culture organizations across North America. Confluence specializes in strategy, systems, and hands-on execution that helps organizations grow audiences, increase revenue, and empower their teams.

✓ Audience & Revenue Growth – Designed and implemented campaigns that drive ticket sales, memberships, and donations.
✓ Strategic Leadership – Serve as a fractional marketing director for clients, aligning marketing with organizational goals and building capacity within teams.
✓ Systems Development – Built workflows, dashboards, and tools that save time and prevent staff burnout.

✔ Hands-On Support – Provide staffing for social media management, ad buying, creative assets, and more.
✔ Training & Coaching – Equip arts leaders with skills and confidence to sustain long-term success.

BalletMet
Director of Marketing, Sales and Communications
March 2011 - June 2021 (10 years 4 months)
Columbus, Ohio Area

Served as a key member of the senior leadership team for one of the nation's largest ballet companies, contributing to strategic decisions and driving organizational growth.

✔ Strategic Marketing Leadership – Designed and executed cohesive marketing, advertising, and communications plans to support both the professional company and academy.
✔ Revenue & Audience Growth – Developed and implemented successful subscription campaigns, increasing retention and attracting new audiences while driving overall earned revenue.
✔ Multi-Channel Oversight – Directed analytics, fan engagement, box office operations, single and season ticket sales, video production, photography, email, mobile, website, social media, design, and advertising.
✔ Team Development – Led and mentored a multidisciplinary team, building capacity across creative and operational areas.

My favorite moment: When BalletMet and my team won 4 Emmy Awards for videos!

Capacity Interactive
Consultant
March 2020 - March 2020 (1 month)
New York, United States

Selected to join the leading digital marketing consultancy for the arts, working with cultural organizations on audience growth and engagement strategies. Role concluded due to the onset of the COVID-19 pandemic.

SNAP! Performance Productions
Executive Director/Founder
May 2003 - December 2016 (13 years 8 months)

Founded and led a nonprofit performing arts organization dedicated to creating original, fully conceptualized jukebox musicals that told stories entirely through song and dance. Over 13 years, Snap! became a creative hub for the community and supported other arts initiatives through its productions and outreach.

✔ Arts Advocacy & Philanthropy – Produced performances that helped fund initiatives like A Special Wish Foundation, after-school arts programs, and tap/dance classes for children in the Deaf community.
✔ Organizational Management – Oversaw strategic planning, fundraising, budgets, and board development for a 501(c)(3) nonprofit organization.
✔ Community Engagement – Provided performance opportunities for more than 350 volunteer performers, fostering an inclusive and vibrant artistic community.
✔ Creative Leadership – Conceived and directed 8+ original jukebox musicals, managing all aspects of production including scripting, choreography, music selection, set design, and costumes.

Fiserv
Payment Source Manager (Formerly CheckFree Corp)
1997 - 2002 (5 years)

Partnered with major financial clients to deliver data analytics, reporting solutions, and workflow optimizations. Developed expertise in analyzing trends, building systems, and creating actionable insights—skills that continue to inform my strategic approach in the arts and culture sector.

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